EXHIBIT 11 – COMPUTATION OF EARNINGS (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
NUMERATOR:
Loss attributable to the Company – common shares	$(74,056)	$(154,685)	$(259,067)	$(416,423)
Less: Participating securities dividends	1,132	1,196	2,580	2,589
Less: Income (loss) attributable to the Company – unvested shares	—	—	—	—

Net loss attributable to the Company per common share – basic and diluted	$(75,188)	$(155,881)	$(261,647)	$(419,012)

DENOMINATOR:
Weighted average common shares outstanding - basic	82,654	81,619	82,431	81,529
Effect of dilutive securities:
Stock options and common stock warrants (1)	—	—	—	—

Weighted average common shares outstanding - diluted	82,654	81,619	82,431	81,529

Net loss attributable to the Company per common share:
Basic	$(0.91)	$(1.91)	$(3.17)	$(5.14)
Diluted	$(0.91)	$(1.91)	$(3.17)	$(5.14)

(1)	Equity awards of 4.2 million and 6.0 million were outstanding as of September 30, 2011 and 2010, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.

We completed a voluntary stock option exchange program on March 21, 2011 and exchanged 2.5 million stock options granted under the 2008 Executive Incentive Plan for 1.3 million replacement stock options with a lower exercise price and different service and performance vesting conditions. We accounted for the exchange program as a modification of the existing awards under ASC 718 and will recognize incremental compensation expense of approximately $1.0 million over the service period of the new awards.